FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 13, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 13, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer provides an update on its Argentine exploration program, including plans to carry out drilling on a minimum of 5 projects during the 2006/07 field season.  In addition, the Issuer recently opened a fully staffed exploration office in Salta, Argentina.

Item 5.	Full Description of Material Change

The Issuer provides an update on its Argentine exploration program.  The Issuer is planning to test a minimum of five properties with 10,000 metres of diamond drilling in the 2006/07 field season.  Two porphyry copper targets, Cerro Juncal and Huachi, will be tested in late-September and early November, respectively, followed by three gold properties early in 2007.  Additional ongoing regional reconnaissance, project generation and new initiatives are also scheduled for this field season.  In order to support these and future programs, the Issuer recently opened a fully staffed exploration office in Salta, the capital city of Salta Province in north-western Argentina.  This office will provide logistical support for the Issuer’s eight Argentine geological teams presently working in the field.

Cerro Juncal Porphyry Copper Project – Salta Province

Commencing late September, an initial 2,000 metre diamond drill hole program will test Cerro Juncal for enriched copper mineralization associated with a large, untested, porphyry hydrothermal system.  The hydrothermal system and its related high-level intrusions covers an area of approximately 2.5 by 3 kilometres, and consists of widespread limonite, hydrothermal breccias, scattered quartz stockworks and ubiquitous clay alteration.

Geological mapping suggests that the porphyry system is substantially preserved.  Furthermore, the presence of significant ‘live limonite’ (iron-oxide after copper mineralization) also suggests exploration potential for a copper (chalcocite) enrichment blanket at depth.  The apparent rarity of visible surface copper is presently interpreted as the result of extensive and thorough leaching.  Such leaching processes, where acidic ground waters leach near-surface copper and re-precipitate it at depth, are known to have occurred within the Puna region, most notably at the Taca Taca porphyry system.

Huachi Porphyry Copper – Gold Project – San Juan Province

Commencing in early November, an initial 3,000 metre diamond drill hole program will test the Huachi copper – gold system.  The outcropping copper – gold mineralized porphyry and its associated gold system have never been drill tested.

Mapping indicates that the mineralization is part of a large, well developed porphyry hydrothermal system.  Historic gold workings peripheral to the porphyry system indicate exploration potential for high-sulphidation, epithermal gold mineralization.  Outcropping porphyry copper - gold mineralization is developed in two main zones.  The Main Copper Zone, as presently defined, is mineralized over an area of 350 by 250 metres and is surrounded by a geochemically highly anomalous elongated pyrite halo that could potentially overly additional porphyry mineralization.

Preliminarily rock chip sampling of outcropping copper mineralization (hypogene chalcopyrite) by Cardero returned values ranging from 0.25% copper and 0.24 g/t gold up to 38 metres at 0.62% copper and 0.37 g/t gold.  In addition, analysis of historical reconnaissance rock chip sampling, which targeted veins and structures and has been confirmed by the Company, outlined two areas of highly anomalous gold mineralization.  The semi-contiguous areas are located on the north-east and south - central part of the property.  They cover an approximate area of 300 by 200 metres and 450 by 200 metres respectively and have values in excess of 1 g/t gold (maximum values of 7 g/t gold).  The anomalies remain open.  Elsewhere on the property, an isolated, intrusion-hosted, sulphide rich vein returned a value of 60.9 g/t gold.

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

September 14, 2006